UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2020

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CFO

On April 7, 2020, EXFO Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 29, 2020. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations as well as certifications of interim filings for the second fiscal quarter of the 2020 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations and certifications of interim filings for the second fiscal quarter of the 2020 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: April 7, 2020

PRESS RELEASE
For immediate release

EXFO reports second quarter results for fiscal 2020

◾	Sales reached US$55.3 million
◾	Bookings attained US$72.9 million
◾	IFRS net loss amounted to US$9.0 million
◾	Adjusted EBITDA totaled -US$4.9 million
◾	Key supplier to essential telecommunications industry

QUEBEC CITY, CANADA, April 7, 2020 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF), the communications industry's test, monitoring and analytics experts, reported today financial results for the second quarter ended February 29, 2020.
“Despite the temporary shutdown of our manufacturing operations in China, which negatively impacted our revenues, EXFO delivered solid bookings in the second quarter of 2020 with double-digit growth for our Test and Measurement business,” said EXFO’s CEO Philippe Morin. “Throughout the coronavirus pandemic, the safety of our employees, communities and customers remains at the center of all our actions. All EXFO sites are fully operational and committed to helping global network operators and webscale companies thrive during this challenging period. More than ever, the telecom industry is mission-critical in which network capacity, reliability, and scalability will play a growing role in creating real opportunities for EXFO’s innovative solutions.”

Second Quarter Highlights

•
Sales. Sales totaled US$55.3 million in the second quarter of fiscal 2020 mainly due to the negative impact of the coronavirus outbreak that forced EXFO to temporarily shut down its manufacturing operations in China. Test and Measurement (T&M) sales accounted for 68% of revenue in the second quarter of 2020, while Service Assurance, Systems and Services (SASS) sales represented 32%. Revenue distribution among the three main selling regions amounted to 48% in the Americas, 31% in Europe, Middle East and Africa (EMEA) and 21% in Asia-Pacific. EXFO’s top customer accounted for 8.2% of sales, while the top three totaled 19.5%.

•
Profitability. IFRS net loss amounted to US$9.0 million, or -US$0.16 per share, in the second quarter of fiscal 2020, while adjusted EBITDA totaled -US$4.9 million, or -8.9% of sales. The company generated US$7.1 million in cash flows from operations.

•
Key Supplier.  As the coronavirus outbreak has evolved into a global pandemic, EXFO has become a key supplier to the essential telecommunications industry. Several well-funded network operators and webscale companies have increased capital spending to meet the global trend of telecommuting from home. EXFO, with its wealth of test and service assurance solutions, enables the deployment of such bandwidth-intensive applications and required virtualized, cloud-based networks. Key EXFO solutions to help customers maintain peak performance under disruptive conditions include geolocation analytics, virtual VPN remote monitoring, and active monitoring of network and subscriber anomalies.

•
Innovation. EXFO launched the first intelligent automation platform, Nova A/SA, enabling mobile network operators (MNOs) to deliver ultra-reliable and high-quality service experience in a 5G environment. At the heart of Nova A/SA is a real-time, AI-based automated assurance solution, Nova SensAI, acting as the central nervous system for the platform. These combined solutions leverage machine learning to provide MNOs with heightened visibility into subscriber experience and network performance.

Business Outlook
Due to the uncertainty surrounding the breadth and duration of the coronavirus pandemic, EXFO has suspended issuing quarterly and annual guidance.

Selected Financial Information
(In thousands of US dollars)
	Q2 2020	Q2 2019	H1 2020	H1 2019

Test and Measurement sales	$37,477	$50,407	$93,424	$100,171
Service Assurance, Systems and Services sales	17,935	23,701	35,684	43,117
Foreign exchange losses on forward exchange contracts	(99)	(181)	(244)	(160)
Total sales	$55,313	$73,927	$128,864	$143,128

Test and Measurement bookings	$52,003	$45,320	$107,012	$109,316
Service Assurance, Systems and Services bookings	20,963	30,953	36,012	48,174
Foreign exchange gains (losses) on forward exchange contracts	(99)	(181)	(244)	(160)
Total bookings	$72,867	$76,092	$142,780	$157,330
Book-to-bill ratio (bookings/sales)	1.32	1.03	1.11	1.10
Gross margin before depreciation and amortization*	$31,517	$44,865	$74,827	$85,169
	57.0%	60.7%	58.1%	59.5%

Other selected information:
IFRS net earnings (loss)	$(9,021)	$5,193	$(9,084)	$(2,274)
Amortization of intangible assets	$1,695	$2,130	$3,327	$5,070
Stock-based compensation costs	$436	$461	$923	$879
Restructuring charges	$–	$577	$–	$3,318
Acquisition-related deferred revenue fair value adjustment	$–	$571	$–	$1,435
Gain on disposal of capital assets	$–	$(1,732)	$–	$(1,732)
Deferred income tax recovery	$–	$(2,383)	$–	$(2,383)
Net income tax effect of the above items	$(254)	$(348)	$(503)	$(771)
Foreign exchange loss	$382	$416	$508	$201
Adjusted EBITDA*	$(4,916)	$8,784	$2,628	$11,512

Quarterly Overview
Sales reached US$55.3 million in the second quarter of fiscal 2020 compared to US$73.9 million in the second quarter of 2019.

Bookings attained US$72.9 million in the second quarter of fiscal 2020 compared to US$76.1 million for the same period in 2019 in which the company had received a multi-million-dollar SASS-related order. The company's book-to-bill ratio was 1.32 in the second quarter of 2020.

Gross margin before depreciation and amortization* amounted to 57.0% of sales in the second quarter of fiscal 2020 compared to 60.7% in the second quarter of 2019.

Selling and administrative expenses totaled US$24.3 million, or 44.0% of sales in the second quarter of fiscal 2020 compared to US$25.5 million, or 34.4% of sales, in the second quarter of 2019.

Net R&D expenses attained US$12.6 million, or 22.7% of sales, in the second quarter of fiscal 2020 compared to US$12.2 million, or 16.5% of sales, in the same period last year.

IFRS net loss totaled US$9.0 million, or -US$0.16 per share, in the second quarter of fiscal 2020 compared to net earnings of US$5.2 million, or US$0.09 per share, in the second quarter of 2019. IFRS net loss in the second quarter of 2020 included US$1.5 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and US$0.4 million in foreign exchange loss.

Adjusted EBITDA* amounted to -US$4.9 million, or -8.9% of sales, in the second quarter of fiscal 2020 compared to US$8.8 million, or 11.9% of sales, in the second quarter of 2019.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review second-quarter results for fiscal 2020. To listen to the conference call and participate in the question period via telephone, dial 1-323-794-2093. Please take note the following participant passcode will be required: 4132437. Executive Chairman Germain Lamonde, CEO Philippe Morin and Pierre Plamondon, CPA, Chief Financial Officer and Vice-President of Finance, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8 p.m. on April 14, 2020. The replay number is 1-719-457-0820 and the participant passcode is 4132437. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as a potential recession; trade wars, and our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating historical and prospective financial performance, as well as its performance relative to competitors. These non-IFRS measures are also used by financial analysts to evaluate and compare EXFO’s performance against that of competitors and industry players in the company’s sector.

Finally, these measures help EXFO plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information, in addition to the IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO’s performance on a relatively similar basis against that of other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Q2 2020	Q2 2019	H1 2020	H1 2019

IFRS net earnings (loss) for the period	$(9,021)	$5,193	$(9,084)	$(2,274)

Add (deduct):

Depreciation and amortization	3,973	3,520	7,899	7,889
Interest and other (income) expense	285	(1,514)	684	(1,137)
Income taxes	(971)	(440)	1,698	1,201
Stock-based compensation costs	436	461	923	879
Restructuring charges	–	577	–	3,318
Acquisition-related deferred revenue fair value adjustment	–	571	–	1,435
Foreign exchange loss	382	416	508	201
Adjusted EBITDA for the period	$(4,916)	$8,784	$2,628	$11,512

Adjusted EBITDA as a percentage of sales	(8.9)%	11.9%	2.0%	8.0%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at February 29, 2020	As at August 31, 2019

Assets

Current assets
Cash	$19,126	$16,518
Short-term investments	1,755	2,918
Accounts receivable
Trade	33,221	51,517
Other	3,083	3,396
Income taxes and tax credits recoverable	5,833	3,159
Inventories	41,530	38,017
Prepaid expenses	4,994	6,510
Other assets	3,669	3,083
	113,211	125,118

Tax credits recoverable	45,574	46,704
Property, plant and equipment	39,156	39,364
Right-of-use assets (note 2)	9,634	–
Intangible assets	18,830	21,654
Goodwill	38,728	38,648
Deferred income tax assets	5,126	4,821
Other assets	1,110	1,293
	$271,369	$277,602
Liabilities

Current liabilities
Bank loan	$13,650	$5,000
Accounts payable and accrued liabilities	41,410	50,790
Provisions	834	1,065
Income taxes payable	128	704
Deferred revenue	21,904	24,422
Other liabilities	1,600	1,606
Current portion of lease liabilities (note 5)	2,925	–
Current portion of long-term debt (note 6)	2,158	2,449
	84,609	86,036

Provisions	2,544	2,737
Deferred revenue	8,453	9,056
Lease liabilities (note 5)	6,665	–
Long-term debt (note 6)	2,252	3,293
Deferred income tax liabilities	3,130	3,598
Other liabilities	570	318
	108,223	105,038

Shareholders’ equity
Share capital (note 7)	93,827	92,706
Contributed surplus	18,780	19,196
Retained earnings	103,089	112,173
Accumulated other comprehensive loss	(52,550)	(51,511)
	163,146	172,564

	$271,369	$277,602

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Sales	$55,313	$128,864	$73,927	$143,128

Cost of sales (1)	23,796	54,037	29,062	57,959
Selling and administrative	24,303	48,807	25,474	51,849
Net research and development	12,566	24,315	12,216	27,440
Depreciation of property, plant and equipment	1,424	2,867	1,390	2,819
Depreciation of right-of-use assets (note 2)	854	1,705	–	–
Amortization of intangible assets	1,695	3,327	2,130	5,070
Interest and other (income) expense	285	684	(1,514)	(1,137)
Foreign exchange loss	382	508	416	201
Earnings (loss) before income taxes	(9,992)	(7,386)	4,753	(1,073)

Income taxes (note 9)	(971)	1,698	(440)	1,201

Net earnings (loss) for the period	$(9,021)	$(9,084)	$5,193	$(2,274)

Basic and diluted net earnings (loss) per share	$(0.16)	$(0.16)	$0.09	$(0.04)

Basic weighted average number of shares outstanding (000’s)	55,603	55,521	55,343	55,263

Diluted weighted average number of shares outstanding (000’s) (note 10)	55,603	55,521	56,160	55,263

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Net earnings (loss) for the period	$(9,021)	$(9,084)	$5,193	$(2,274)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings
Foreign currency translation adjustment	(1,319)	(758)	1,807	(1,549)
Unrealized gains/losses on forward exchange contracts	(718)	(753)	496	(191)
Reclassification of realized gains/losses on forward exchange contracts	173	356	210	301
Deferred income tax effect of gains/losses on forward exchange contracts	146	116	(167)	42

Other comprehensive income (loss)	(1,718)	(1,039)	2,346	(1,397)

Comprehensive income (loss) for the period	$(10,739)	$(10,123)	$7,539	$(3,671)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Six months ended February 28, 2019
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2018	$91,937	$18,428	$114,906	$(47,350)	$177,921
Adoption of IFRS 9	–	–	(253)	–	(253)
Adjusted balance as at September 1, 2018	91,937	18,428	114,653	(47,350)	177,668
Reclassification of stock-based compensation costs (note 7)	1,067	(1,067)	–	–	–
Redemption of share capital (note 7)	(126)	21	–	–	(105)
Stock-based compensation costs	–	895	–	–	895
Net loss for the period	–	–	(2,274)	–	(2,274)
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(1,549)	(1,549)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $42	–	–	–	152	152

Total comprehensive loss for the period					(3,671)

Balance as at February 28, 2019	$92,878	$18,277	$112,379	$(48,747)	$174,787

	Six months ended February 29, 2020
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564
Reclassification of stock-based compensation costs (note 7)	1,333	(1,333)	–	–	–
Redemption of share capital (note 7)	(212)	(13)	–	–	(225)
Stock-based compensation costs	–	930	–	–	930
Net loss for the period	–	–	(9,084)	–	(9,084)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(758)	(758)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $116	–	–	–	(281)	(281)

Total comprehensive loss for the period					(10,123)

Balance as at February 29, 2020	$93,827	$18,780	$103,089	$(52,550)	$163,146

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Cash flows from operating activities
Net earnings (loss) for the period	$(9,021)	$(9,084)	$5,193	$(2,274)
Add (deduct) items not affecting cash
Stock-based compensation costs	436	923	461	879
Depreciation and amortization	3,973	7,899	3,520	7,889
Gain on disposal of capital assets	–	–	(1,732)	(1,732)
Write-off of capital assets	–	216	261	261
Deferred revenue	1,557	(2,815)	6,021	9,943
Deferred income taxes	(212)	(654)	(2,124)	(2,153)
Changes in foreign exchange gain/loss	902	881	76	(453)
	(2,365)	(2,634)	11,676	12,360

Changes in non-cash operating items
Accounts receivable	18,539	18,611	9,871	5,819
Income taxes and tax credits	(3,178)	(2,662)	1,031	33
Inventories	(458)	(3,951)	999	(362)
Prepaid expenses	610	988	22	205
Other assets	(491)	(456)	(327)	(339)
Accounts payable, accrued liabilities and provisions	(5,580)	(9,273)	(3,114)	18
Other liabilities	58	42	(1,470)	(1,521)
	7,135	665	18,688	16,213

Cash flows from investing activities
Additions to short-term investments	–	(147)	(292)	(292)
Disposal of short-term investments	701	1,264	–	342
Purchases of capital assets	(2,146)	(4,186)	(1,797)	(4,679)
Proceeds from disposal of capital assets	–	–	3,318	3,318
	(1,445)	(3,069)	1,229	(1,311)

Cash flows from financing activities
Bank loan	16	8,370	(12,501)	(1,244)
Repayment of lease liabilities (note 5)	(846)	(1,690)	–	–
Repayment of long-term debt	(639)	(1,315)	(735)	(1,452)
Redemption of share capital	–	(225)	(105)	(105)
	(1,469)	5,140	(13,341)	(2,801)
Effect of foreign exchange rate changes on cash	(140)	(128)	100	(96)

Change in cash during the period	4,081	2,608	6,676	12,005
Cash – Beginning of the period	15,045	16,518	18,087	12,758
Cash – End of the period	$19,126	$19,126	$24,763	$24,763

Supplementary information
Income taxes cash outflow	$530	$1,271	$615	$1,486
Additions to capital assets	$1,660	$3,946	$1,523	$3,371

As at February 28, 2019 and February 29, 2020, unpaid purchases of capital assets amounted to $480 and $654 respectively.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops smart test, monitoring and analytics solutions for fixed and mobile network operators, web-scale companies, and equipment manufacturers in the global communications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Québec City, Quebec, Canada, G1M 2K2.

These condensed unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on April 7, 2020.

2	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except as described below. Consequently, these condensed unaudited interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

Critical estimates and assumptions

During the three months ended February 29, 2020, in order to contain the spread of infection of the coronavirus, Chinese public health authorities imposed preventive measures within affected regions including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected the company’s factory and supply chain. As at February 29, 2020, the company reviewed critical estimates and assumptions considering the impact of the coronavirus outbreak and believes that it had no significant impact on the measurement of assets and liabilities as of that date.

Subsequent to the quarter end, the coronavirus epidemic became a pandemic and most countries have been imposing ongoing constraints and preventive measures that are affecting the global economy. Significant declines in the stock market have occurred for various reasons linked to the coronavirus pandemic. The breath and duration of this pandemic is unknown and raise uncertainties that may impact the measurement of assets and liabilities in future periods.

Recently Issued IFRS Pronouncements

Leases

IFRS 16, “Leases”, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 supersedes IAS 17, “Leases”, and related interpretations. Under IFRS 16, lessees recognize a right-of-use (ROU) asset and a lease liability measured at the present value of lease payments for virtually all their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company adopted this new standard on September 1, 2019, using the modified retrospective method, which did not require adjustments to comparative periods. The company applied IFRS 16 at the adoption date and recognized ROU assets and lease liabilities in the period of adoption. The new standard provides several optional practical expedients in transition. Upon implementation of the new standard, the company elected the practical expedients to combine lease and non-lease components and to not recognize ROU assets and lease liabilities for short-term leases. Also, contracts that were not identified as leases under previous standards were not reassessed for whether there is a lease therein. The company identified appropriate changes to its accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16.

The adoption of IFRS 16 on September 1, 2019 resulted in the recognition of ROU assets of $11,321,000, lease liabilities of $10,843,000, and the elimination of prepaid rents of $478,000 in the consolidated balance sheet as of that date. In addition, lease payments, previously reported in cash flow from operating activities are now reported in cash flow from financing activities in the consolidated statements of cash flows. However, the adoption of this standard had no significant impact on net loss.

Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items, is recorded as depreciation expenses for the ROU asset and as interest expenses on the lease liability in the consolidated statements of earnings.

Finally, the adoption of IFRS 16 had no significant impact on liquidity and debt covenant compliance under existing debt agreements.

Uncertainty over Income Tax Treatments

IFRIC 23, “Uncertainty over Income Tax Treatments”, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company adopted this interpretation on September 1, 2019 and its adoption had no significant impact on its consolidated financial statements.

New Accounting Policy upon Adoption of Recently Issued IFRS

Leases

The company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date, and are subsequently adjusted for interest and lease payments. When the rate implicit in the lease is not readily determinable, the company uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The lease term is the non-cancelable period of the lease and includes options to extend or terminate the lease when it is reasonably certain that an option will be exercised. ROU assets are recognized at commencement based on the amount of the initial measurement of the lease liability. ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives. ROU assets are depreciated on a straight-line basis over the lease term.

The company’s lease terms may include options to extend or terminate the lease where it is reasonably certain that the company will exercise those options. The company considers several economic factors when making this determination including, but not limited to, the significance of leasehold improvements incurred in the office space, the difficulty in replacing the asset, underlying contractual obligations, or specific characteristics unique to a lease.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

3	Restructuring Charges

In August 2018, the company implemented a restructuring plan to accelerate the integration of its acquired monitoring and analytics technologies from EXFO Solutions and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

The following table summarizes changes in restructuring charges payable during the three months and six months ended February 29, 2020:

	Three months ended February 29, 2020	Six months ended February 29, 2020

Balance – Beginning of the period	$1,043	$1,133
Payments	(109)	$(199)

Balance – End of the period	$934	$934

4	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using observable prices and forward exchange rates at the consolidated balance sheet dates. The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy is as follows:

	As at February 29, 2020		As at August 31, 2019
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$1,755	$–	$2,918	$–
Forward exchange contracts	$–	$–	$–	$79

Financial liabilities
Forward exchange contracts	$–	$1,375	$–	$1,057

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at February 29, 2020, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized below:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2020 to August 2020	$18,000	1.3062
September 2020 to August 2021	29,500	1.3145
September 2021 to August 2022	12,000	1.3234
September 2022 to January 2023	2,800	1.3291
Total	$62,300	1.3145

US dollars – Indian rupees

Expiry dates	Contractual amount	Weighted average contractual forward rate

March 2020 to August 2020	$2,400	71.88

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $978,000 as at August 31, 2019, and $1,375,000 as at February 29, 2020.

As at February 29, 2020, forward exchange contracts in the amount of $969,000 are presented as short-term liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $406,000 are presented as long-term liabilities in other long-term liabilities in the consolidated balance sheet. Forward exchange contracts of $174,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on its portfolio of forward exchange contracts as at February 29, 2020, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings (sales) over the next 12 months, amounts to $795,000.

During the three and six months ended February 28, 2019 and February 29, 2020, the company recognized within its sales the following foreign exchange losses on forward exchange contracts:

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Losses on forward exchange contracts	$99	$244	$181	$160

5	Leases

The company has operating leases for certain of its premises under various non-cancelable lease agreements. The company’s operating leases have remaining lease terms ranging from 1 year to 8 years. The company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Minimal rentals payable under operating leases are as follows as at February 29, 2020:

No later than 1 year	$2,925
Later than 1 year and no later than 5 years	6,104
Later than 5 years	561
Total lease liabilities as at February 29, 2020	$9,590

The difference between operating lease commitments disclosed applying IAS 17 as at August 31, 2019, discounted using the incremental borrowing rate of 2% at the date of the initial application of IFRS 16 as at September 1, 2019 and the lease liabilities recognized in the consolidated balance sheet as of that date is as follows:

Discounted operating lease commitments under IAS 17 as at August 31, 2019	$8,915
Discounted impact of renewal options that are reasonably certain to be exercised	1,928
Lease liabilities as at September 1, 2019	$10,843

Depreciation of lease ROU assets for the three months and six months ended February 29, 2020 amounted to $854,000 and $1,705,000, respectively (note 8).

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6	Long-term Debt

	As at February 29, 2020	As at August 31, 2019

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$824	$866
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi-annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between March 2020 and September 2023	2,373	3,111
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 1.5%, maturing at different dates between April 2020 and August 2022	331	459
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates from 1.1% to 2.9%, maturing at different dates between March 2020 and July 2022	882	1,306
	4,410	5,742
Less: current portion of long-term debt	2,158	2,449
	$2,252	$3,293

Principal repayments of long-term debt over the forthcoming years are as follows:

	As at February 29, 2020	As at August 31, 2019

No later than 1 year	$2,158	$2,449
Later than 1 year and no later than 5 years	2,227	3,237
Later than 5 years	25	56
	$4,410	$5,742

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

7	Share Capital

The following tables summarize changes in share capital for the six months ended February 28, 2019 and February 29, 2020.

	Six months ended February 28, 2019
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2018	31,643,000	$1	23,472,995	$91,936	$91,937
Redemption of restricted share units	−	−	176,729	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	643	643

Balance as at November 30, 2018	31,643,000	1	23,649,724	92,579	92,580
Redemption of restricted share units	−	−	129,571	−	−
Redemption of share capital	−	−	(32,232)	(126)	(126)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	424	424

Balance as at February 28, 2019	31,643,000	$1	23,747,063	$92,877	$92,878

	Six months ended February 29, 2020
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2019	31,643,000	$1	23,703,675	$92,705	$92,706
Redemption of restricted share units	−	−	255,822	−	−
Redemption of share capital	−	−	(54,528)	(212)	(212)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	861	861

Balance as at November 30, 2019	31,643,000	1	23,904,969	93,354	93,355
Redemption of restricted share units	−	−	111,476	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	472	472

Balance as at February 29, 2020	31,643,000	$1	24,016,445	$93,826	$93,827

On January 7, 2020, the company announced that its Board of Directors had approved a share repurchase program, by way of a normal course issued bid on the open market of up to 3.1% of the issued and outstanding subordinate voting shares, representing 600,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 14, 2020 and will end on January 13, 2021 or earlier if the company repurchases the maximum number of shares permitted. All shares repurchased under the bid will be cancelled.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Statements of Earnings

Sales are as follows:

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Test and measurement	$37,477	$93,424	$50,407	$100,171
Service assurance, systems and services	17,935	35,684	23,701	43,117
Foreign exchange losses on forward exchange contracts	(99)	(244)	(181)	(160)

Total sales for the period	$55,313	$128,864	$73,927	$143,128

Net research and development expenses comprise the following:

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Gross research and development expenses	$14,382	$28,214	$14,157	$31,382
Research and development tax credits	(1,816)	(3,899)	(1,941)	(3,942)

Net research and development expenses for the period	$12,566	$24,315	$12,216	$27,440

Inventory write-down is as follows:

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Inventory write-down for the period	$711	$1,245	$903	$1,948

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Cost of sales
Depreciation of property, plant and equipment	$495	$950	$436	$960
Depreciation of ROU assets	280	568	–	–
Amortization of intangible assets	1,358	2,676	1,522	4,045
	2,133	4,194	1,958	5,005

Selling and administrative expenses
Depreciation of property, plant and equipment	262	557	442	706
Depreciation of ROU assets	381	743	–	–
Amortization of intangible assets	173	325	401	633
	816	1,625	843	1,339

Net research and development expenses
Depreciation of property, plant and equipment	667	1,360	512	1,153
Depreciation of ROU assets	193	394	–	–
Amortization of intangible assets	164	326	207	392
	1,024	2,080	719	1,545

	$3,973	$7,899	$3,520	$7,889

Depreciation of property, plant and equipment	$1,424	$2,867	$1,390	$2,819
Depreciation of ROU assets	854	1,705	–	–
Amortization of intangible assets	1,695	3,327	2,130	5,070

Total depreciation and amortization expenses for the period	$3,973	$7,899	$3,520	$7,889

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation comprises the following:

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Salaries and benefits	$35,602	$69,909	$35,106	$70,847
Restructuring charges	–	–	507	2,733
Stock-based compensation costs	436	923	461	879

Total employee compensation for the period	$36,038	$70,832	$36,074	$74,459

Stock-based compensation costs by functional area are as follows:

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Cost of sales	$21	$61	$35	$71
Selling and administrative expenses	335	715	381	665
Net research and development expenses	80	147	45	143

Total stock-based compensation for the period	$436	$923	$461	$879

Restructuring charges by functional area are as follows:

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Cost of sales	$–	$–	$17	$304
Selling and administrative expenses	–	–	98	495
Net research and development expenses	–	–	462	2,519
Income taxes	–	–	(45)	(42)

Total restructuring charges for the period	$–	$–	$532	$3,276

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Income Taxes

For the three months and six months ended February 28, 2019 and February 29, 2020, the reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements is as follows:

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$(2,698)	$(1,994)	$1,283	$(290)

Increase (decrease) due to:
Foreign income taxed at different rates	(23)	155	(246)	(12)
Non-deductible loss (non-taxable income)	305	319	(67)	33
Non-deductible expenses	166	344	25	251
Foreign exchange effect of translation of foreign subsidiaries	10	(105)	(124)	(284)
Recognition of previously unrecognized deferred income tax assets	(471)	(471)	(2,383)	(2,383)
Utilization of previously unrecognized deferred income tax assets	2	(14)	(307)	(391)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,435	2,877	802	3,355
Other	303	587	577	922

Income tax provision (recovery) for the period	$(971)	$1,698	$(440)	$1,201

The income tax provision (recovery) consists of the following:

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Current	$(759)	$2,352	$1,684	$3,354
Deferred	(212)	(654)	(2,124)	(2,153)

	$(971)	$1,698	$(440)	$1,201

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

	Three months ended February 29, 2020	Six months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 28, 2019

Basic weighted average number of shares outstanding (000’s)	55,603	55,521	55,343	55,263
Plus dilutive effect of (000’s):
Restricted share units	–	–	615	–
Deferred share units	–	–	202	–

Diluted weighted average number of shares outstanding (000’s)	55,603	55,521	56,160	55,263
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	1,990	2,009	127	1,694

For the three months ended February 29, 2020 and the six months ended February 28, 2019 and February 29, 2020, the diluted amount per share was the same amount as the basic amount per share, since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services, and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as potential recession; trade wars;  our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated April 7, 2020.

All financial data are expressed in US dollars, except as otherwise noted, and determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined and the reader is informed.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile network operators, web‑scale companies, and equipment manufacturers in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enable transformations related to fiber, 4G/LTE, 5G, and network virtualization. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

Our sales decreased 25.2% to $55.3 million in the second quarter of fiscal 2020 compared to $73.9 million for the same period last year, mainly due to the global impact of the coronavirus outbreak, which prevented us from manufacturing and shipping our products manufactured in China in the last month of the quarter. Bookings (purchase orders received from customers) decreased 4.2% to $72.9 million in the second quarter of fiscal 2020, for a book-to-bill ratio of 1.32, from $76.1 million for the same period last year.

Net loss amounted to $9.0 million, or $0.16 per share, in the second quarter of fiscal 2020, compared to net earnings of $5.2 million, or $0.09 per diluted share, for the same period last year. Net loss for the second quarter of fiscal 2020 included net expenses totaling $2.3 million, comprising $1.5 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs, and a foreign exchange loss of $0.4 million. For the same period last year, net earnings included net expenses totaling $3.9 million, comprising $1.9 million in after-tax amortization of intangible assets, $0.5 million in stock-based compensation costs, $0.5 million in after‑tax restructuring charges, $0.6 million for the acquisition-related deferred revenue fair value adjustment, and a foreign exchange loss of $0.4 million. Net earnings also included $1.7 million for a gain on disposal of capital assets and $2.4 million for a deferred income tax recovery.

Adjusted EBITDA (net earnings (loss) before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange loss) reached minus $4.9 million, or 8.9% of sales, in the second quarter of fiscal 2020, compared to $8.8 million, or 11.9% of sales for the same period last year. Adjusted EBITDA is a non‑IFRS measure. See page 42 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss).

RISKS AND UNCERTAINTIES

In December 2019, a novel strain of the coronavirus surfaced in China. To contain the spread of infection, Chinese public health authorities imposed preventive measures within affected regions including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected our factory and supply chain and resulted in lower sales than anticipated in the second quarter of fiscal 2020. In addition, subsequent to the quarter-end, the coronavirus epidemic became a pandemic, and most countries have imposed ongoing constraints and preventive measures that are affecting the global economy. Significant declines in the stock market have occurred for various reasons linked to the coronavirus pandemic. The breadth and duration of this pandemic is unknown and raises uncertainty about our future sales, results of operations and financial position.

BUSINESS OUTLOOK

Sales and IFRS net loss outlook for the second quarter of fiscal 2020

For the second quarter of fiscal 2020, we expected our sales to range between $66 million and $71 million and our IFRS net loss to range between $0.09 and $0.05 per share, as disclosed in our first quarter of 2020 press release.

On February 24, 2020, due to the coronavirus outbreak impact on our supply chain and manufacturing operations in China, as well as an information technology issue, we updated our sales outlook with anticipated sales of approximately $55 million.

In the second quarter of fiscal 2020, our actual sales reached $55.3 million, in line with our updated sales outlook. Actual IFRS net loss for the second quarter of fiscal 2020 amounted to $0.16 per share, compared to $0.09 per share at the low-end of our initial earnings guidance, due to lower sales.

Short-term and mid-term adjusted EBITDA target

We had forecasted adjusted EBITDA of $33 million for fiscal 2020 and set an adjusted EBITDA margin target of 15% of sales by the end of fiscal 2021. Due to the prolonged lockdown period that affected our manufacturing facility in China, ongoing constraints on a worldwide basis, as well as the uncertainty surrounding the breadth and duration of this coronavirus pandemic, we have suspended our short-term and mid-term adjusted EBITDA outlook.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 29, 2020	Six months ended February 28, 2019

Sales	$55,313	$73,927	$128,864	$143,128

Cost of sales (1)	23,796	29,062	54,037	57,959
Selling and administrative	24,303	25,474	48,807	51,849
Net research and development	12,566	12,216	24,315	27,440
Depreciation of property, plant and equipment	1,424	1,390	2,867	2,819
Depreciation of lease right-of-use assets	854	–	1,705	–
Amortization of intangible assets	1,695	2,130	3,327	5,070
Interest and other (income) expense	285	(1,514)	684	(1,137)
Foreign exchange loss	382	416	508	201
Earnings (loss) before income taxes	(9,992)	4,753	(7,386)	(1,073)
Income taxes	(971)	(440)	1,698	1,201
Net earnings (loss) for the period (2)	$(9,021)	$5,193	$(9,084)	$(2,274)

Basic and diluted net earnings (loss) per share	$(0.16)	$0.09	$(0.16)	$(0.04)

Other selected information:

Gross margin before depreciation and amortization (3)	$31,517	$44,865	$74,827	$85,169

Gross research and development	$14,382	$14,157	$28,214	$31,382

Restructuring charges included in:
Cost of sales	$–	$17	$–	$304
Selling and administrative expenses	$–	$98	$–	$495
Net research and development expenses	$–	$462	$–	$2,519

Adjusted EBITDA (2) (3)	$(4,916)	$8,784	$2,628	$11,512

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)
IFRS net loss for the three months and the six months ended February 29, 2020 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 had a positive impact on adjusted EBITDA of $854 and $1,705 for the three months and the six months ended February 29, 2020 respectively. Comparative figures were not adjusted.

(3)	Refer to page 42 for non-IFRS measures.

RESULTS OF OPERATIONS
(as a percentage of sales for the periods indicated)

	Three months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 29, 2020	Six months ended February 28, 2019

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	43.0	39.3	41.9	40.5
Selling and administrative	44.0	34.4	37.9	36.2
Net research and development	22.7	16.5	18.9	19.2
Depreciation of property, plant and equipment	2.6	1.9	2.2	2.0
Depreciation of lease right-of-use assets	1.5	–	1.3	–
Amortization of intangible assets	3.1	2.9	2.6	3.5
Interest and other (income) expense	0.5	(2.0)	0.5	(0.8)
Foreign exchange loss	0.7	0.6	0.4	0.1
Earnings (loss) before income taxes	(18.1)	6.4	(5.7)	(0.7)
Income taxes	(1.8)	(0.6)	1.3	0.9
Net earnings (loss) for the period (2)	(16.3)%	7.0%	(7.0)%	(1.6)%

Other selected information:

Gross margin before depreciation and amortization (3)	57.0%	60.7%	58.1%	59.5%

Gross research and development	26.0%	19.1%	21.9%	21.9%

Restructuring charges included in:
Cost of sales	–%	–%	–%	0.2%
Selling and administrative expenses	–%	0.1%	–%	0.3%
Net research and development expenses	–%	0.6%	–%	1.8%

Adjusted EBITDA (2) (3)	(8.9)%	11.9%	2.0%	8.0%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)
IFRS net loss for the three months and the six months ended February 29, 2020 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 had a positive impact on adjusted EBITDA of 1.5% and 1.3% of sales for the three months and the six months ended February 29, 2020 respectively. Comparative figures were not adjusted.

(3)	Refer to page 42 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 29, 2020	Six months ended February 28, 2019

Test and measurement	$37,477	$50,407	$93,424	$100,171
Service assurance, systems and services	17,935	23,701	35,684	43,117
	55,412	74,108	129,108	143,288
Foreign exchange losses on forward exchange contracts	(99)	(181)	(244)	(160)
Total sales	$55,313	$73,927	$128,864	$143,128

Bookings

	Three months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 29, 2020	Six months ended February 28, 2019

Test and measurement	$52,003	$45,320	$107,012	$109,316
Service assurance, systems and services	20,963	30,953	36,012	48,174
	72,966	76,273	143,024	157,490
Foreign exchange losses on forward exchange contracts	(99)	(181)	(244)	(160)
Total bookings	$72,867	$76,092	$142,780	$157,330

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 29, 2020	Six months ended February 28, 2019

Americas	48%	50%	51%	50%
Europe, Middle-East and Africa (EMEA)	31	34	30	34
Asia-Pacific (APAC)	21	16	19	16

	100%	100%	100%	100%

For the three months ended February 29, 2020, our sales decreased 25.2% to $55.3 million, compared to $73.9 million for the same period last year, and our bookings decreased 4.2% to $72.9 million, compared to $76.1 million the same period last year, for a book-to-bill ratio of 1.32.

For the six months ended February 29, 2020, our sales decreased 10.0% to $128.9 million, from $143.1 million for the same period last year, and our bookings decreased 9.2% to $142.8 million, from $157.3 million for the same period last year, for a book-to-bill ratio of 1.11.

Sales

Second quarter review

In the second quarter of fiscal 2020, the 25.2% decrease in total sales year-over-year comes from both product lines.

In the second quarter of fiscal 2020, sales of our T&M product line decreased by $12.9 million, or 25.7% year-over-year mainly due to the global impact of the outbreak of the coronavirus, which prevented us from manufacturing and shipping to our customers our products manufactured in China in the last month of the quarter. Among our two product lines, our T&M product line was the most significantly impacted by the outbreak of the coronavirus as it is mainly comprised of hardware products that are for the most part manufactured at our facility in China. In addition, in fiscal 2019, timing of orders received at the end of first quarter for large calendar year-end budget spending on the part of some communication service providers (CSPs) in the Americas, resulted in a large portion of these orders being recognized into revenue in the second quarter of 2019. We did not have such a high level of calendar year-end budget spending in fiscal 2020. In the second quarter of 2020, we reported a year-over-year decrease in sales of our T&M product line in all geographic area, with higher declines in EMEA and the Americas.

In the second quarter of fiscal 2020, sales of our SASS product line decreased by $5.8 million, or 24.3% year-over-year. Sales of our SASS product line for the second quarter of fiscal 2019 included a negative impact of $0.6 million for EXFO Solutions’ acquisition-related deferred revenue fair value adjustment. Excluding this adjustment, sales of our SASS product line would have decreased 26.1% year-over-year in the second quarter of fiscal 2020. The year-over-year decrease in sales of our SASS product line in the second quarter of fiscal 2020 is mainly due to the $4.9 million order for our real-time network topology solution recognized in the second quarter of fiscal 2019, as we did not have such order in the same period this quarter. In addition, sales of our SASS product line were partially impacted by the outbreak of the coronavirus. Sales and bookings of our SASS product line are characterized by large intermittent orders from customers that may have prolonged sales and revenue recognition cycles; therefore, our quarterly sales and bookings are subject to quarterly fluctuations.

First half review

In the first half of fiscal 2020, the 10.0% decrease in total sales year-over-year comes from both product lines.

In the first half of fiscal 2020, sales of our T&M product line decreased by $6.7 million, or 6.7% year-over-year, mainly due to the impact the coronavirus outbreak.

In the first half of fiscal 2020, sales of our SASS product line decreased by $7.4 million, or 17.2% year-over-year. Sales of our SASS product line for the second half of fiscal 2019 included a negative impact of $1.4 million for EXFO Solutions’ acquisition-related deferred revenue fair value adjustment. Excluding this adjustment, sales of our SASS product line would have decreased 19.9% year-over-year in the first half of fiscal 2020. The year-over-year decrease in sales of our SASS product line in the first half of fiscal 2020 is mainly due to the $4.9 million order for our real-time network topology solution. In addition, sales of our SASS product line were partially impacted by the coronavirus outbreak in the first half of fiscal 2020.

Bookings

Second quarter review

In the second quarter of fiscal 2020, total bookings decreased 4.2% year-over-year. During the second quarter of fiscal 2020, a 14.7% increase in bookings of our T&M product line was more than offset by a 32.3% decrease in bookings of our SASS product line.

The year-over-year increase in T&M bookings is mainly due to the timing of orders received in the first and second quarters of fiscal 2020 as overall, after the first half of the fiscal year, bookings of our T&M product line are down 2.1% year-over-year. In fiscal 2019, we had stronger bookings in the first quarter of the year compared to the second quarter, mainly due to large calendar year-end budget spending on the part of some CSPs in the Americas. In fiscal 2020, we reported a more linear influx of orders as we did not benefit from such high level of calendar year-end budget spending. In addition, in the second quarter of fiscal 2020, the outbreak of the coronavirus had to some extent a negative impact on the bookings of our T&M product line.

In the second quarter of fiscal 2020, bookings of our SASS product line decreased 32.3% year-over-year. In the second quarter of fiscal 2019, we received large orders totaling approximately $11 million for our real-time network topology solution, including products and professional services. We did not have such orders in the second quarter of 2020; this mainly explains the year-over-year decrease in bookings year-over-year. Bookings of the SASS product line are characterized by large intermittent orders from customers, with long revenue recognition cycles, and may vary from quarter to quarter.

First half review

In the first half of fiscal 2020, the 9.2% decrease in total bookings year-over-year can be attributed to both product lines.

In the first half of fiscal 2020, bookings of our T&M product line decreased 2.1% year-over-year, mainly due to the negative impact of the coronavirus outbreak.

In the first half of fiscal 2020, bookings of our SASS product line decreased 25.2% year-over-year, mainly due to the large orders received in fiscal 2019 for our real-time network topology solution totaling approximately $11 million. We did not have such orders in the first half of fiscal 2020.

Customer concentration

In the second quarter of fiscal 2020, no customer accounted for more than 10% of our sales, and our top three customers accounted for 19.5% of our sales. For the corresponding period last year, our top customer accounted for 14.9% of sales, and our top three customers accounted for 24.7% of sales. In the first half of fiscal 2020, our top customer accounted for 10.3% of sales, and our top three customers accounted for 18.8% of sales. For the corresponding period last year, our top customer accounted for 10.8% of sales, and our top three customers accounted for 21.9% of sales.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 42 of this document)

Gross margin before depreciation and amortization amounted 57.0% of sales for the three months ended February 29, 2020, compared to 60.7% for the same period last year.

Gross margin before depreciation and amortization reached 58.1% of sales for the six months ended February 29, 2020, compared to 59.5% for the same period last year.

In the second quarter and the first half of fiscal 2020, the adoption of IFRS 16 had a positive effect of 0.5% and 0.4% of sales on our gross margin before depreciation and amortization year-over-year.

In addition, in the second quarter and the first half of fiscal 2019, gross margin before depreciation and amortization included a negative impact of 0.3% and 0.4% of sales respectively for the acquisition-related deferred revenue fair value adjustment from the acquisition of EXFO Solutions (nil in fiscal 2020).

Excluding these two elements, our gross margin before depreciation and amortization would have decreased 4.5% and 2.2% year-over-year for the second quarter and the first half of fiscal 2020.

Second quarter review

In the second quarter of fiscal 2020, the outbreak of the coronavirus emanating from China led to the temporary shutdown of our manufacturing facility in Shenzhen, China, for a portion of the quarter; this negatively impacted our sales and our gross margin before depreciation and amortization as a portion of our cost of sales is fixed in the short-term.

In addition, in the second quarter of fiscal 2019, our gross margin before depreciation and amortization was positively affected by the $4.9 million order received for our real-time network topology software. This software-intensive solution delivered an above-average gross margin. We did not have such order during this quarter.

First half review

In the first half of fiscal 2020, the temporary shutdown of our manufacturing facility in Shenzhen, China, following the outbreak of the coronavirus negatively impacted our sales and our gross margin before depreciation and amortization for the period as a portion of our cost of sales is fixed in the short-term.

In addition, in the first half of fiscal 2019, our gross margin before depreciation and amortization was positively impacted by the $4.9 million order received for our real-time network topology software. This software-intensive solution delivered above-average gross margin.

Otherwise, in the first half of fiscal 2020, we recorded lower inventory writeoffs compared to the same period last year, which contributed to increasing our gross margin before depreciation and amortization by 0.4% of sales year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended February 29, 2020, selling and administrative expenses were $24.3 million, or 44.0% of sales, compared to $25.5 million, or 34.4% of sales for the same period last year.

For the six months ended February 29, 2020, selling and administrative expenses were $48.8 million, or 37.9% of sales, compared to $51.9 million, or 36.2% of sales for the same period last year.

Second quarter and first half review

In the second quarter and the first half of fiscal 2020, our selling and administrative expenses decreased $1.2 million and $3.0 million respectively compared to the same periods last year.

In the second quarter and the first half of fiscal 2020, commissions on our sales were lower compared to the same periods last year due the year-over-year decrease in sales.

In addition, in the second quarter and the first half of fiscal 2020, we had the full impact of our 2018 restructuring plan, which reduced our selling and administrative expenses year-over-year.

Also, in the second quarter and the first half of fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.4 million or 0.7% of sales and $0.8 million or 0.6% of sales respectively on our selling and administrative expenses year-over-year.

Finally, in the second quarter and the first half of fiscal 2019, we incurred restructuring charges of $0.1 million or 0.1% of sales and $0.5 million or 0.3% of sales respectively (nil in 2020).

Otherwise, in the second quarter and the first half of fiscal 2020, inflation and salary increases contributed to raise our selling and administrative expenses year-over-year.

In the second quarter of fiscal 2020, our selling and administrative expenses amounted to 44.0% of sales, 9.6% higher compared to 34.4% of sales in the same period last year. In the first half of fiscal 2020, our selling and administrative expenses amounted to 37.9% of sales, 1.7% higher compared to 36.2% of sales in the same period last year. The year-over-year increase in our selling and administrative expenses as percentage of sales for these periods is mainly due to the decrease in sales year-over-year as these expenses tend to be relatively fixed in the short term.

RESEARCH AND DEVELOPMENT EXPENSES

Gross Research and Development Expenses

For the three months ended February 29, 2020, gross research and development expenses totaled $14.4 million, or 26.0% of sales, compared to $14.2 million, or 19.1% of sales, for the same period last year.

For the six months ended February 29, 2020, gross research and development expenses totaled $28.2 million, or 21.9% of sales, compared to $31.4 million, or 21.9% of sales, for the same period last year.

Second quarter review

In the second quarter of fiscal 2020, our gross research and development expenses slightly increased $0.2 million compared to the same period last year.

In the second quarter of fiscal 2020, inflation and salary increases, as well as the mix of research and development project resulted in higher gross research and development expenses year-over-year.

However, in the second quarter of fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.2 million, or 0.3% of sales on our gross research and development expenses year-over-year.

In addition, in the second quarter of fiscal 2019, we incurred restructuring charges of $0.5 million, or 0.6% of sales (nil in 2020).

In the second quarter of fiscal 2020, our gross research and development expenses amounted to 26.0% of sales, 6.9% higher than 19.1% of sales in the same period last year, mainly due to the decrease in sales year-over-year as these expenses tend to be fixed in the short term.

First half review

In the first half of fiscal 2020, our gross research and development expenses decreased $3.2 million compared to the same period last year.

In the first half of fiscal 2019, we incurred restructuring charges of $2.5 million (1.8% of sales) compared to nil in 2020.

In addition, in the first half of fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.4 million, or 0.3% of sales on our gross research and development expenses year-over-year.

Finally, in the first half of fiscal 2020, we had the full impact of our 2018 restructuring plan, which reduced our gross research and development expenses year-over-year.

Otherwise, in the first half of fiscal 2020, inflation and salary increases contributed to raise our gross research and development expenses year-over-year.

DEPRECIATION OF LEASE RIGHT-OF-USE ASSETS

On September 1, 2019, following the adoption of IFRS 16, we recorded $11.3 million for lease right-of-use (ROU) assets in the consolidated balance sheet. These assets are depreciated over the lease terms and resulted in a depreciation expense of $0.9 million and $1.7 million during the three months and the six months ended February 29, 2020 respectively, compared to nil for the same periods last year, as fiscal 2019 comparative figures were not adjusted. Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items is now mainly recorded under depreciation expenses for the ROU asset in the consolidated statements of earnings.

This new standard was adopted using the modified retrospective method and, accordingly, comparative figures were not adjusted.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technology and customer relationships. In addition, intangible assets include software.

For the three months ended February 29, 2020, amortization of intangible assets amounted to $1.7 million compared to $2.1 million for the same period last year.

For the six months ended February 29, 2020, amortization of intangible assets amounted to $3.3 million compared to $5.1 million for the same period last year.

The year-over-year decrease in our amortization expense in the second quarter and the first half of fiscal 2020, compared to the same periods last year, was mainly due to the fact that some acquired intangible assets became fully amortized in 2019.

FOREIGN EXCHANGE LOSS

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

For the three months ended February 29, 2020, we recorded a foreign exchange loss of $0.4 million, that is flat compared to the same period last year.

For the six months ended February 29, 2020, foreign exchange loss amounted to $0.5 million compared to $0.2 million for the same period last year.

Second quarter review

During the second quarter of fiscal 2020, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.4 million. The period-end value of the Canadian dollar slightly decreased 1.0% versus the US dollar to CA$1.3428 = US$1.00 in the second quarter of fiscal 2020, compared to CA$1.3289 = US$1.00 at the end of the previous quarter.

During the same period last year, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.4 million. The period-end value of the Canadian dollar slightly increased by 1.0% versus the US dollar to CA$1.3168 = US$1.00 in the second quarter of fiscal 2019, compared to CA$1.3301 = US$1.00 at the end of the previous quarter.

First half review

During the first half of fiscal 2020, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.5 during the period. The period-end value of the Canadian dollar slightly decreased 1.0% versus the US dollar to CA$1.3428 = US$1.00, compared to CA$1.3294 = US$1.00 at the end of the previous year.

During the same period, last year, we also witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.2 during the period. The period-end value of the Canadian dollar slightly decreased 0.9% versus the US dollar to CA$1.3168 = US$1.00, compared to CA$1.3055 = US$1.00 at the end of the previous year.

INCOME TAXES

For the three months ended February 29, 2020, we reported income tax recovery of $1.0 million on a loss before income taxes of $10.0 million. For the corresponding period, last year, we reported an income tax recovery of $0.4 million on earnings before income taxes of $4.8 million.

For the six months ended February 29, 2020, we reported income tax expenses of $1.7 million on a loss before income taxes of $7.4 million. For the corresponding period, last year, we reported income tax expenses of $1.2 million on a loss before income taxes of $1.1 million.

Discrete items affecting our effective income tax rate

Fiscal 2019

During the three months ended February 28, 2019, as part of our fiscal 2018 restructuring plan and the shutdown of some of our facilities in the United States, we transferred the ownership of certain intellectual properties held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a deferred income tax recovery of $2.4 million during the three and six months ended February 28, 2019 as the recovery of this asset is probable.

Otherwise, our distorted tax rates for the three months and the six months ended February 28, 2019 and February 29, 2020 mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these periods.

Please refer to note 9 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at February 29, 2020, cash and short-term investments totaled $20.9 million, while our working capital was at $28.6 million. Our cash and short-term investments increased by $3.3 million in the second quarter of fiscal 2020 compared to the previous quarter-end.

The following table summarizes the increase in cash and short-term investments during the second quarter of fiscal 2020 in thousands of US dollars:

Cash flows provided by operating activities	$7,135
Increase in bank loan	16
Purchases of capital assets	(2,146)
Repayment of lease obligations and long-term debt	(1,485)
Unrealized foreign exchange loss on cash and short-term investments	(175)

$3,345

Our short-term investments of $1.8 million consist of deposits issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. Due to their short-term maturity, our term deposits are not expected to be affected by a significant liquidity risk. For managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

We believe that our cash balances and short-term investments totaling $20.9 million, combined with our available revolving credit facilities of up to $46.8 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets and credit facilities, we have unused available lines of credit of $22.3 million for foreign currency exposure related to forward exchange contracts. However, a potential slowdown or recession due to effect of the coronavirus pandemic, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $7.1 million for the three months ended February 29, 2020, compared to $18.7 million for the same period last year.

Cash flows provided by operating activities were $0.7 million for the six months ended February 29, 2020, compared to $16.2 million for the same period last year.

Second quarter review

Cash flows provided by operating activities in the second quarter of fiscal 2020 were attributable to net loss after items not affecting cash of $2.4 million, more than offset by the positive net change in non-cash operating items of $9.5 million; this was mainly due to the positive effect on cash of the $18.5 million decrease in our accounts receivable due to the lower level of sales especially in the last month of the quarter and timing of receipts during the quarter. This positive effect on cash was offset in part by the negative effect on cash of the $3.2 million increase in our income taxes and tax credits recoverable due to tax credits earned during the quarter as well as current income taxes receivable on net loss not yet recovered, the $0.5 million increase in our inventories due to the shutdown of our facility in China during the quarter, as well as the $5.6 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the second quarter of fiscal 2019 were attributable to net earnings after items not affecting cash of $11.7 million, and the net change in non-cash operating items of $7.0 million; this was mainly due to the positive effect on cash of the $9.9 million decrease in our accounts receivable due to the timing of sales and receipts during the quarter, the $1.0 million decrease in our income taxes and tax credits due to tax credits recovered during the quarter, and the $1.0 million decrease in inventories due to higher inventory turn. These positive effects on cash were offset in part by the negative effect on cash of the $3.1 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, and the $1.5 million decrease in other liabilities due to payment during the quarter.

First half review

Cash flows provided by operating activities in the first half of fiscal 2020 were attributable to net loss after items not affecting cash of $2.6 million, more than offset by the positive net change in non-cash operating items of $3.3 million; this was mainly due to the positive effect on cash of the decrease of $18.6 million in our accounts receivable due to the timing of receipts and the lower level sales especially in the last month of the period. This positive effect on cash was offset in part by the negative effect on cash of the $2.7 million increase in our income taxes and tax credits recoverable due to tax credits earned during the period as well as current income taxes receivable on net loss not yet recovered, the $4.0 million  increase in our inventories to meet future demand, as well as the $9.3 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period.

Cash flows provided by operating activities in the first half of fiscal 2019 were attributable to the net earnings after items not affecting cash of $12.4 million, and the positive net change in non-cash operating items of $3.9 million; this was mainly due to the positive effect on cash of the decrease of $5.8 million in our accounts receivable due to the timing of receipts and sales during the period. This positive effect on cash was offset in part by the negative effect on cash of the $1.5 million decrease in other liabilities due to payments during the period.

Investing activities

Cash flows used by investing activities were $1.4 million for the three months ended February 29, 2020, compared to cash flows provided of $1.2 million for the same period last year.

Cash flows used by investing activities were $3.1 million for the six months ended February 29, 2020, compared to $1.3 million for the same period last year.

Second quarter review

In the second quarter of fiscal 2020, we made cash payments of $2.1 million for the purchase of capital assets but we disposed of $0.7 million worth of short-term investments.

For the corresponding period last year, we received net proceeds of $3.3 million from the sale of capital assets. However, during that quarter, we made cash payments of $1.8 million for the purchase of capital assets and we acquired $0.3 million worth of short-term investments.

First half review

In the first half of fiscal 2020, we made cash payments of $4.2 million for the purchase of capital assets. However, during the period, we disposed of $1.1 million worth of short-term investments.

For the corresponding period last year, we made cash payments of $4.7 million for the purchase of capital assets. However, during the period, we received net proceeds of $3.3 million from the sale of capital assets.

Financing activities

Cash flows used by financing activities were $1.5 million for the three months ended February 29, 2020, compared to $13.3 million for the same period last year.

Cash flows provided by financing activities were $5.1 million for the six months ended February 29, 2020, compared to cash flows used of $2.8 million for the same period last year.

In the second quarter of fiscal 2020, we repaid $1.5 million of our lease liabilities and our long-term debt.

For the corresponding period last year, our bank loan decreased by $12.5 million, we repaid $0.7 million of our long-term debt and other liabilities, and we redeemed share capital for $0.1 million.

In the first half of fiscal 2020, our bank loan increased by $8.4 million, but we repaid $3.0 million of our lease liabilities and our long-term debt and other liabilities, and we redeemed share capital for $0.3 million.

For the corresponding period last year, our bank loan decreased by $1.2 million, we repaid $1.5 million of our long-term debt and other liabilities, and we redeemed share capital for $0.1 million.

Contractual Obligations

We are committed under the terms of contractual obligations, which have various expiration dates, primarily for our lease liabilities, our long-term debt and licensing of intellectual property. The following table summarizes our contractual obligations as at February 29, 2020 in thousands of US dollars:

	Lease liabilities	Long-term debt	Licensing agreements	Total

No later than 1 year	$2,925	$2,158	$2,042	$7,125
Later than 1 year and no later than 5 years	6,104	2,227	1,282	9,613
Later than 5 years	561	25	–	586
	$9,590	$4 410	$3,324	$17,324

In addition, as at February 29, 2020, we had letters of guarantee amounting to $1.1 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China, Finland and France, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at February 29, 2020, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2020 to August 2020	$18,000,000	1.3062
September 2020 to August 2021	29,500,000	1.3145
September 2021 to August 2022	12,000,000	1.3234
September 2022 to January 2023	2,800,000	1.3291
Total	$62,300,000	1.3145

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

March 2020 to August 2020	$2,400,000	71.88

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $1.0 million as at August 31, 2019 and $1.4 million as at February 29, 2020, mainly for our US/Canadian dollar forward exchange contracts. The quarter-end exchange rate was CA$1.3428 = US$1.00 as at February 29, 2020.

SHARE CAPITAL

As at April 7, 2020, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 24,016,445 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STRUCTURED ENTITIES

As at February 29, 2020, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

During the three months ended February 29, 2020, to contain the spread of infection of the coronavirus, Chinese public health authorities imposed preventive measures within affected regions including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected our factory and supply chain. As at February 29, 2020, we reviewed critical estimates and assumptions considering the impact of the coronavirus outbreak and we believe that it had no significant impact on the measurement of assets and liabilities as of that date.

Subsequent to the quarter-end, the coronavirus epidemic became a pandemic and most countries have been imposing ongoing constraints and preventive measures that are affecting the global economy. The breath and duration of this pandemic is unknown and raise uncertainties that may impact the measurement of our assets and liabilities in future periods.

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2019, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Recently Issued IFRS Pronouncements Adopted in Fiscal 2020

Leases

IFRS 16, “Leases”, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 supersedes IAS 17, “Leases”, and related interpretations. Under IFRS 16, lessees recognize a right-of-use (ROU) asset and a lease liability measured at the present value of lease payments for virtually all their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

We adopted this new standard on September 1, 2019, using the modified retrospective method, which did not require adjustments to comparative periods. We applied IFRS 16 at the adoption date and recognized ROU assets and lease liabilities in the period of adoption. The new standard provides several optional practical expedients in transition. Upon implementation of the new standard, we elected the practical expedients to combine lease and non-lease components, and to not recognize ROU assets and lease liabilities for short-term leases. We identified appropriate changes to our accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16.

The adoption of IFRS 16 on September 1, 2019 resulted in the recognition of ROU assets of $11.3 million, lease liabilities of $10.8 million, and the elimination of prepaid rents of $0.5 million in the consolidated balance sheet as of that date. In addition, lease payments for ROU assets, previously reported in cash flow from operating activities are reported in cash flow from financing activities in the consolidated statements of cash flows. However, the adoption of this standard had no significant impact on net loss.

Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items is recorded as depreciation expenses for the ROU asset and as interest expenses on the lease liability in the consolidated statements of earnings.

Finally, the adoption of IFRS 16 had no significant impact on liquidity and debt covenant compliance under existing debt agreements.

Uncertainty over Income Tax Treatments

IFRIC 23, “Uncertainty over Income Tax Treatments”, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. We adopted this interpretation on September 1, 2019, and its adoption had no significant impact on our consolidated financial statements.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 29, 2020	Six months ended February 28, 2019

IFRS net earnings (loss) for the period (1)	$(9,021)	$5,193	$(9,084)	$(2,274)

Add (deduct):

Depreciation and amortization	3,973	3,520	7,899	7,889
Interest and other (income) expense	285	(1,514)	684	(1,137)
Income taxes	(971)	(440)	1,698	1,201
Stock-based compensation costs	436	461	923	879
Restructuring charges	–	577	–	3,318
Acquisition-related deferred revenue fair value adjustment	–	571	–	1,435
Foreign exchange loss	382	416	508	201
Adjusted EBITDA for the period	$(4,916)	$8,784	$2,628	$11,512

Adjusted EBITDA as a percentage of sales	(8.9)%	11.9%	2.0%	8.0%

(1)
IFRS net loss for the three months and the six months ended February 29, 2020 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 on September 1, 2019 had a positive impact on adjusted EBITDA of $854,000 or 1.5% of sales and $1,705,000 or 1.3% of sales respectively for the three months and the six months ended February 29, 2020. Comparative figures were not adjusted.

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	February 29, 2020	November 30, 2019	August 31, 2019	May 31, 2019

Sales	$55,313	$73,551	$70,175	$73,587
Cost of sales (2)	$23,796	$30,241	$30,260	$30,458
Net earnings (loss)	$(9,021)	$(63)	$(227)	$21
Basic and diluted net earnings (loss) per share	$(0.16)	$(0.00)	$(0.00)	$0.00

	Quarters ended
	February 28, 2019	November 30, 2018	August 31, 2018	May 31, 2018

Sales	$73,927	$69,201	$69,216	$72,217
Cost of sales (2)	$29,062	$28,897	$27,426	$28,963
Net earnings (loss)	$5,193	$(7,467)	$(3,951)	$(5,970)
Basic and diluted net earnings (loss) per share	$0.09	$(0.14)	$(0.07)	$(0.11)

(1)
Quarterly financial information has been derived from our condensed unaudited interim consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”. The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended February 29, 2020.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on December 1, 2019 and ended on February 29, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: April 7, 2020

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Chief Financial Officer and Vice-President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended February 29, 2020.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on December 1, 2019 and ended on February 29, 2020 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: April 7, 2020

/s/ Pierre Plamondon
Pierre Plamondon, CPA
Chief Financial Officer and Vice-President, Finance